[Informatica Letterhead]
May 26, 2011
VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Benton

Re:	Informatica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2011
File No. 000-25871
Dear Mr. Benton:
     On behalf of Informatica Corporation (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Earl Fry, the Company’s Chief Financial Officer, dated May 23, 2011 (the “Comment Letter”).
     The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address certain of the Staff’s comments, the Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before June 20, 2011.
     Please do not hesitate to contact me (650-385-6079) or Katherine Haar, the Company’s Assistant General Counsel (650-385-5657), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely, INFORMATICA CORPORATION
/s/ Mark Pellowski
Mark Pellowski
Senior Vice President, Finance

cc:	Peter McGoff
Katherine Haar
Informatica Corporation

Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.